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                              January 5, 2021

       Jonathan Fitzpatrick
       President and Chief Executive Officer
       Driven Brands Holdings Inc.
       440 S. Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            Supplemental
Response filed December 31, 2020
                                                            File No. 333-251615

       Dear Mr. Fitzpatrick:

              We have reviewed your registration statement and supplemental response, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 file December 22, 2020

       Executive Compensation, page 143

   1. Please update your disclosure in this section to reflect compensation earned in the most recently completed
fiscal year.
       General

   2. We note your disclosure on page 60 that the exclusive forum provision in your certificate of incorporation
"provides that it will not apply to claims arising under the Securities Act of 1933, as amended,
(the    Securities Act   ), the Exchange Act or other federal securities
                                                        laws for which there is
exclusive federal or concurrent federal and state jurisdiction."
                                                        However, the exclusive
forum provision in your exhibit 3.2 does not provide the same.
 Jonathan Fitzpatrick
Driven Brands Holdings Inc.
January 5, 2021
Page 2
      Please amend your exhibit for consistency with the disclosure in your filing.
Supplemental Response filed December 31, 2020

Recent Developments
Preliminary Estimated Financial Results for the Three Months and the Year Ended December 26,
2020, page 11

3. We note your disclosure that "Our preliminary estimated financial results are therefore forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from these estimates." Please remove references that your results may differ "materially," or remove the presentation of these estimates from your filing. Further, while you present preliminary estimates for revenue, net income, net debt, and Adjusted EBITDA, you do not present estimates for operating costs or expenses. In this regard, please provide qualitative disclosure that gives investors a sense of how your costs and expenses were impacted for the same period, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing into context.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                           Sincerely,
FirstName LastNameJonathan Fitzpatrick
                                                           Division of
Corporation Finance
Comapany NameDriven Brands Holdings Inc.
                                                           Office of Trade &
Services
January 5, 2021 Page 2
cc:       John C. Kennedy
FirstName LastName